SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2023

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Announcement Regarding the Subscription of the Third-Party Allotment of New Shares by GS Yuasa.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Masaharu Hirose
Masaharu Hirose
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: November 20, 2023

[Translation]

November 20, 2023

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Toshihiro Mibe
Director, President and Representative Executive Officer

Announcement Regarding the Subscription of the Third-Party

Allotment of New Shares by GS Yuasa Corporation

Honda Motor Co., Ltd. (“Honda”) today announced its decision to subscribe to new shares to be issued by GS Yuasa Corporation (“GS Yuasa”) through a third-party allotment (“this transaction”), as GS Yuasa disclosed today in its announcement titled “Notice Regarding Issuance of New Shares by way of Public Offering and Third-Party Allotment and Secondary Offering of Shares.”

For details, please see the attached press release.

This transaction is not anticipated to have a material impact on Honda’s consolidated financial results for the fiscal year ending March 31, 2024.

- End -

News Release

November 20, 2023

Notice Concerning the Subscription of the Third-Party

Allotment of New Shares by GS Yuasa

TOKYO, Japan, November 20, 2023 – Honda Motor Co., Ltd. (“Honda”) today announced its decision to subscribe to new shares to be issued by GS Yuasa Corporation (“GS Yuasa”) through a third-party allotment (“this transaction”), as GS Yuasa disclosed today in its announcement titled “Notice Regarding Issuance of New Shares by way of Public Offering and Third-Party Allotment and Secondary Offering of Shares.”

Honda considers GS Yuasa, with outstanding technologies and competitiveness, as one of the important partners in its initiatives to steadily accommodate rapidly growing demand for automotive batteries. Particularly in the area of EV batteries, Honda and GS Yuasa International Ltd., a subsidiary of GS Yuasa, have established a joint venture company, Honda•GS Yuasa EV Battery R&D Co., Ltd., which will research and develop lithium-ion batteries and battery production methods that will be highly competitive at a global level. Moreover, the new company will strive to establish a supply chain for key raw materials and a highly-efficient production system for its batteries. This transaction is a part of Honda initiatives to further strengthen its electrification business, including the achievement of goals set for the joint venture company.

[Overview of the transaction]

•	Class of subscribed shares: Common shares of GS Yuasa Corporation
•	The number of subscribed shares: 2,497,700 shares
•	Amount to be paid in: The payment amount will be finalized when the price of newly issued shares will be determined on any day between

                                     November 29, 2023 and December 5, 2023.

•	Shareholding ratio after the transaction: 4.99%

Publicity materials relating to this press release are available at the following URL:

https://news.honda.co.jp/en/

(The site is intended exclusively for the use of journalists.)